September 21, 2007

VIA FAX, OVERNIGHT MAIL AND EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	McGrath RentCorp Form 10-K
Filed March 14, 2007
File No. 0-13292

Dear Mr. Cash:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2007 (the “Staff Letter”) with respect to the Company’s Form 10-K filed March 14, 2007 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 202-772-9369 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

FORM 10-K for Fiscal Year Ended December 31, 2006

Selected Financial Data, Page 25

1.	We note your proposed revisions to the non-GAAP financial measure disclosures you submitted in response to prior comment 1. As you indicate in the fourth paragraph of your proposed future disclosures to be included under Item 7, management uses this measure to further evaluate period-to-period operating performance. Therefore, please provide a reconciliation to both Net Income and Net Cash Provided by Operating Activities in your future filings as the measure is currently used as both a performance and a liquidity measure.

Securities and Exchange Commission

September 21, 2007

Page Two

RESPONSE: In future filings, beginning with the Company’s Form 10-Q for the fiscal quarter ended September 30, 2007, the Company will provide a reconciliation of “Adjusted EBITDA” to both Net Income and Net Cash Provided by Operating Activities.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, Dave Whitney, our corporate controller at (925) 453-3196, or our counsel, Walter Conroy of Morrison & Foerster LLP at (415) 268-7461. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt
Senior Vice President and Chief Financial Officer

cc:	Bret Johnson
Division of Corporation Finance
United States Securities and Exchange Commission

Walter Conroy, Esq.
Morrison & Foerster LLP

Tony Perazzo
Grant Thornton LLP